Management’s Discussion and Analysis as at July 23, 2009

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Company’s interim consolidated financial statements for the three and six month periods ended June 30, 2009, the interim consolidated financial statements and MD&A for the three month period ended March 31, 2009, and the MD&A and the consolidated financial statements for the year ended December 31, 2008.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 50 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This infrastructure enables us to provide our customers with the products they need on a same day or over night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing, logistics and project expediting capabilities. Our branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Smith International Inc., a major oilfield service company based in the United States, owns 55% of the Company’s shares.

Business and Operating Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by our distribution network.  We are focusing our sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  On June 1, 2009 the Company acquired a western Canadian oilfield equipment distributor. The acquired business operated 22 supply stores across the western Canadian sedimentary basin of which 17 locations are proximate to existing CE Franklin supply stores and have been integrated. The remaining 5 locations will extend the market reach of our distribution network. In 2009, our Fort St. John and Lloydminster branches moved to larger locations to support continued growth.  In 2008, we continued to invest in our distribution network by opening a branch operation in Red Earth, Alberta and by expanding our facilities at five existing branch operations.  In the spring of 2008, we successfully completed the move to our new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta which positions us to service our growing distribution network.  Organic growth is expected to be complemented by selected acquisitions such as described above.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate our service offering from our competitors and deepen our relationship with customers.  In the first quarter of 2009, we opened a valve actuation centre at our Distribution Centre, to service our customers’ valve automation requirements.

•

Focus on the oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise. The Company is expanding its product line, supplier relationships and expertise to provide the automation, instrumentation and other specialty products that these customers require.

Business Outlook

The ongoing global recession has contributed to significant capital market volatility, resulting in deleveraging, repricing of risk and ultimately the retrenchment of consumption.  Oil and gas markets have experienced similar upheaval.  While crude oil prices have rebounded from first quarter lows, natural gas prices remain at the lowest levels seen in a decade.  Oil and gas well completions and rig counts have declined sharply in the second quarter compared to 2008 levels and are expected to continue through 2009 and into 2010 at depressed levels. Approximately 60% of the Company’s sales are driven by our customers’ capital project expenditures.

The Company expects these conditions will contribute to increased consolidation of oil and gas customers, stable to deflationary product costs and improved labour availability.  For the balance of 2009 and into 2010, sales levels are expected to decline compared to 2008 as expected lower oilfield sales are partially offset by expected increased sales to oil sands, midstream and industrial product end use markets. The Company will continue to manage its cost structure in response to weak oil and gas industry demand. The Company has a strong balance sheet and is positioned to pursue its strategies to increase market share in both the conventional oilfield and oil sands markets.

Over the medium to longer term, the Company is confident that it can continue to strengthen and improve the profitability of its distribution network by expanding its product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three Months Ended June 30				Six Months Ended June 30
	2009		2008		2009		2008

Sales	$ 109.1	1.0%	$ 96.4	1.0%	$ 249.9	1.0%	$ 237.0	1.0%
Cost of sales	(9,160.0)	(0.8)%	(7,740.0)	(0.8)%	(20,600.0)	(0.8)%	(19,100.0)	(0.8)%
Gross profit	1,750.0	0.2%	1,900.0	0.2%	4,390.0	0.2%	4,600.0	0.2%

Selling, general and administrative expenses	(1,580.0)	(0.1)%	(1,670.0)	(0.2)%	(3,260.0)	(0.1)%	(3,360.0)	(0.1)%
Foreign exchange loss	-	-	-	0.0%	-	-	-	0.0%

EBITDA(1)	170.0	0.0%	230.0	0.0%	1,130.0	0.0%	1,240.0	0.1%
Amortization	(60.0)	(0.0)%	(0.6)	(0.0)%	(110.0)	(0.0)%	(1.2)	(0.0)%
Interest	(10.0)	(0.0)%	(0.2)	(0.0)%	(40.0)	(0.0)%	(0.6)	(0.0)%
Income before taxes	1.0	0.0%	1.5	0.0%	9.8	0.0%	10.6	0.0%
Income tax expense	(40.0)	(0.0)%	(0.5)	(0.0)%	(320.0)	(0.0)%	(3.4)	(0.0)%
Net income	0.6	0.0%	1.0	0.0%	6.6	0.0%	7.2	0.0%

Net income per share
Basic	$ 0.04		$ 0.05		$ 0.37		$ 0.39
Diluted	$ 0.03		$ 0.05		$ 0.36		$ 0.39

Weighted average number of shares outstanding (000's)
Basic	17,707		18,278		17,871		18,305
Diluted	18,151		18,574		18,189		18,601

(1)EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Second Quarter Results

Net income for the second quarter of 2009 was $0.6 million, down 40% from the second quarter of 2008. Second quarter sales are seasonally low as oilfield project activity is impacted by the spring breakup. Sales were $109.1 million, an increase of $12.7 million (13%) compared to the second quarter of 2008 as strong sales to oil sands customers more than offset the decline in oilfield supply sales.   Capital project business for the second quarter comprised 58% of total sales (2008 – 54%), and increased $11.6 million (22%) over the prior year period due to continued growth of oil sands revenues. Gross profit for the second quarter was down $1.5 million with gross profit margins reducing by 3.7% from the prior year period to 16.0%. The decrease is a result of the increase in lower margin oil sands sales. Selling, general and administrative expenses decreased by $0.9 million for the quarter compared to the prior year period as compensation, selling and marketing costs have been managed lower in response to the reduced oil and gas industry activity levels. The weighted average number of shares outstanding during the second quarter decreased by 0.6 million shares (3%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.04 in the second quarter of 2009, down $0.01 (20%) from that earned in the second quarter 2008.

On June 1, 2009, the Company acquired an oilfield supply competitor for $12.0 million, subject to post closing adjustments. The acquired business operated 22 oilfield supply stores across the western Canadian sedimentary basin of which 17 locations are proximate to CE Franklin stores and are being integrated. The remaining 5 locations extend the market reach of CE Franklin’s distribution network to 50 locations. The acquisition is expected to increase CE Franklin’s annualized sales by more than 10% from current levels. The acquisition contributed sales of approximately $4.0 million in the second quarter and a net operating loss before tax of $0.3 million. The integration of the acquisition is well advanced and is expected to contribute positive earnings in the third quarter.

Year to Date Results

Net income for the first half of 2009 was $6.6 million, down $0.6 million from the first half of 2008. Sales were $249.9 million, an increase of $12.9 million (5%) compared to the first half of 2008.   Capital project business for the first half of 2009 comprised 60% of total sales (2008 – 55%), and increased $21.1 million (16%) over the prior year period due to increased oil sands, midstream and industrial project sales. Gross profit for the first six months was down $2.1 million with margins reducing by 1.8% from the prior year period. The decrease is a result of the increase in lower margin oil sands sales and increased competitive pressure. Selling, general and administrative expenses decreased by $1.0 million for the first half compared to the prior year period as compensation, selling and marketing costs have been managed lower in response to the reduced oil and gas industry activity levels. The weighted average number of shares outstanding during the first half of the year decreased by 0.4 million shares (2%) from the prior year period principally due to shares purchased in 2009 for cancellation pursuant to the Company’s normal course issuer bid. Net income per share (basic) was $0.37 in the first half of 2009, down $0.02 (5%) from the first half of 2008.

A more detailed discussion of the Company’s second quarter results from operations is provided below:

Sales

Sales for the quarter ended June 30, 2009 were $109.1 million, an increase of $12.7 million (13%) compared to the quarter ended June 30, 2008, as detailed above in the “Second Quarter Results” discussion.

(in millions of Cdn. $)
	Three months ended June 30				Six months ended June 30
	2009		2008		2009		2008
End use sales demand:	$	%	$	%	$	%	$	%
Capital projects	63.7	58	52.1	54	151.2	60	130.1	55
Maintenance, repair and operating supplies (MRO)	45.4	42	44.3	46	98.7	40	106.9	45
Total sales	109.1	100	96.4	100	249.9	100	237.0	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. Well completion, rig count and commodity price information for the three and six months ended 2009 and 2008 are provided in the table below.

	Q2 Average		%	YTD Average		%
	2009	2008	change	2009	2008	change

Gas - Cdn. $/gj (AECO spot)	$3.46	$10.22	(1%)	$4.19	$9.09	(1%)
Oil - Cdn. $/bbl (Synthetic Crude)	$67.42	$125.84	(0%)	$61.87	$112.05	(0%)

Average rig count	95	180	(0%)	207	337	(0%)

Well completions:
Oil	422	940	(1%)	1,376	2,242	(0%)
Gas	852	1,667	(0%)	3,845	4,960	(0%)
Total well completions	1,274	2,607	(1%)	5,221	7,202	(0%)
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $63.7 million in the second quarter of 2009, up $11.6 million (22%) from the second quarter of 2008 due to increased oil sands and midstream project sales. Total well completions decreased by 51% in the second quarter of 2009 and the average working rig count decreased by 47% compared to the prior year period. Gas wells comprised 67% of the total wells completed in western Canada in the second quarter of 2009 compared to 64% in the second quarter of 2008. Spot gas prices ended the second quarter at $3.18 per GJ (AECO) a decrease of 24% from the second quarter average price. Oil prices ended the second quarter at $79.33 per bbl (Synthetic Crude) an increase of 28% from the second quarter average price but have subsequently moderated. Continued depressed oil and gas prices are expected to result in reduced industry cash flow, access to capital and capital expenditure economics, which in turn is expected to decrease demand for the Company’s products through the remainder of 2009 and into 2010.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended June 30, 2009 increased by $1.1 million (2%) to $45.4 million compared to the quarter ended June 30, 2008 and comprised 42% of the Company’s total sales (2008 – 46%).

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO sales opportunities. Sales results of these initiatives to date are provided below:

	Q2 2009		Q2 2008		YTD 2009		YTD 2008
Sales ($millions)	$	%	$	%	$	%	$	%
Oilfield	68.1	63	89.2	92	194.4	78	223.0	94
Oil sands	38.6	35	3.7	4	51.0	20	6.1	3
Production services	2.4	2	3.5	4	4.5	2	7.9	3
Total sales	109.1	100	96.4	100	249.9	100	237.0	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $68.1 million for the second quarter of 2009, down 24% from the second quarter of 2008. This decrease was driven by the 51% decrease in well completions compared to the prior year period, offset mainly by increased midstream and industrial project revenue.

Sales to oil sands end use applications increased to $38.6 million in the second quarter compared to $3.7 million in the second quarter of 2008. The increase in sales was mainly due to a large sale of pipe. The Company continues to position its sales focus and Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service sales were $2.4 million in the second quarter of 2009 compared to $3.5 million in the second quarter of 2008 as customers deferred maintenance activities in the face of challenging commodity prices.

Gross Profit

	Q1 2009	Q1 2008

Gross profit (millions)	$26.4	$27.1
Gross profit margin as a % of sales	0.2%	0.2%

Gross profit composition by product sales category:
Tubulars	11%	8%
Pipe, flanges and fittings	41%	34%
Valves and accessories	18%	20%
Pumps, production equipment and services	11%	15%
General	19%	23%
Total gross profit	100%	100%

Gross profit was $17.5 million in the second quarter of 2009, and gross profit margins were 16.0%, a decrease of $1.5 million and 3.7% from the prior year second quarter. Gross profit composition in the second quarter of 2009 saw a shift from pumps, production equipment, services and general categories into pipe, fitting and flange categories reflecting the increase in oil sands sales. Tubular sales and margins are down due to depressed drilling activity.

Selling, General and Administrative (“SG&A”) Costs

	Q2 2009		Q2 2008		YTD 2009		YTD 2008
($millions)	$	%	$	%	$	%	$	%
People costs	8.7	55	9.1	54	18.8	57	19.4	58
Selling costs	1.8	11	2.1	13	3.5	11	4.3	13
Facility and office costs	3.4	22	3.5	21	6.7	21	6.1	18
Other	1.9	12	2.0	12	3.6	11	3.8	11
SG&A costs	15.8	100	16.7	100	32.6	100	33.6	100
SG&A costs as % of sales	14%		17%		13%		14%

SG&A costs decreased by $0.9 million (5%) in the second quarter of 2009 compared to the prior year period. The decrease in people costs of $0.4 million is mainly due to reduced employee count, incentive compensation and other cost reduction programs in response to lower oilfield and production service sales levels. Selling costs were down $0.3 million compared to the prior year period due mainly to reduced advertising and promotion expense and accounts receivable bad debt allowances.  Facility and office costs remained flat in the second quarter compared to the prior year period. The acquisition of the oilfield supply business on June 1, 2009 contributed $1.0 million of SG&A costs in the second quarter. SG&A costs are expected to decrease in the third quarter as the integration of this business is completed.  The Company leases 40 of its 50 branch locations as well as its corporate office in Calgary and Edmonton Distribution Centre. Six branch locations are owned and four are operated by agents.  The Company is continuing to take steps to reduce its variable and fixed costs to adjust to expected lower industry activity levels.

Amortization Expense

Amortization expense of $0.6 million in the second quarter of 2009 was comparable to the second quarter of 2008

Interest Expense

Interest expense of $0.2 million in the second quarter of 2009 was comparable to the second quarter of 2008.

Foreign Exchange (Gain) Loss

Foreign exchange (gains) and losses were nominal in both the second quarter of 2009 and the second quarter of 2008. The Company’s foreign exchange policy has contributed to this result despite significant exchange rate volatility in both 2008 and the first half of 2009.

Income Tax Expense

The Company’s effective tax rate for the second quarter of 2009 was 37.5%, compared to 35.2% in the second quarter of 2008. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2007	2007	2008	2008	2008	2008	2009	2009

Sales	$ 11,680.0	$ 11,230.0	$ 14,060.0	$ 9,640.0	$ 14,930.0	$ 16,120.0	$ 14,070.0	$ 10,910.0

Gross profit	21.0	20.4	27.1	19.0	27.8	33.9	26.4	17.5
Gross profit %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	7.4	5.1	10.2	2.3	9.1	14.3	9.5	1.7
EBITDA as a % of sales	0.1%	0.0%	0.1%	0.0%	0.1%	0.1%	0.1%	0.0%

Net income	4.1	2.4	6.3	1.0	5.7	8.8	6.0	0.6
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%

Net income per share
Basic	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.48	$ 0.33	$ 0.04
Diluted	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.47	$ 0.33	$ 0.03

Net working capital(1)	128.7	134.7	117.4	114.9	123.1	142.8	153.2	137.0
Bank operating loan(1)	35.4	44.3	21.8	18.4	20.9	34.9	40.2	25.3

Total well completions	3,877	5,026	4,595	2,607	4,392	6,971	3,947	1,274

(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures required to maintain its operations, and growth capital expenditures.

As at June 30, 2009, borrowings under the Company’s bank operating loan were $25.3 million, a decrease of $9.6 million from December 31, 2008.  Borrowing levels have decreased due to the company generating $8.8 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $13.1 million reduction in net working capital. This was offset by $1.6 million in capital and other expenditures, $8.1 million related to the acquisition of the oilfield equipment distributor and $2.6 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”). The remaining $3.9 million acquisition cost payable (subject to post closing adjustments) is expected to be paid in the third quarter.

Net working capital was $137.0 million at June 30, 2009, a decrease of $5.8 million from December 31, 2008.  Accounts receivable decreased by $43.4 million (43%) to $57.1 million at June 30, 2009 from December 31, 2008 due to the seasonal decrease in sales in the second quarter and an improvement in days sales outstanding (“DSO”). DSO in the second quarter of 2009 was 44 days compared to 52 days in the first quarter of 2009 and 73 days in the second quarter of 2008. The improvement in DSO performance compared to the first quarter of 2009 reflected good collections performance, as well as the non-recurring impact of the business acquisition as no receivables were acquired with the business. The second quarter 2008 DSO result was impacted by temporary issues associated with the implementation of a new invoicing system. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory decreased by $0.6 million at June 30, 2009 from December 31, 2008. Inventory was down approximately $11.6 million prior to the $11.0 million of inventory that was acquired with the oilfield supply business on June 1. Inventory turns for the second quarter of 2009 decreased to 3.1 times compared to 4.0 times in the first quarter of 2009 and 3.7 times in the second quarter of 2008.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The Company plans to adjust its investment in inventory as the acquired business is integrated and to align with anticipated lower industry activity levels and compressed supplier lead times in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities decreased by $41.6 million (50%) to $41.7 million at June 30, 2009 from December 31, 2008 responsive to the decreased activity levels.

Capital expenditures in the second quarter of 2009 were $1.1 million, comparable to $1.2 million in the prior year period. The majority of the expenditures in 2009 have been directed towards branch facility expansions.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2010.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 3.0 times trailing twelve month EBITDA.  As at June 30, 2009, the Company’s average debt to EBITDA ratio was 0.9 times (June 30, 2008 – 1.2 times) which provides a maximum borrowing ability of $60 million under the facility.  As at June 30, 2009, the ratio of the Company’s debt to total capitalization (debt plus equity) was 15% (June 30, 2008 – 13%).

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2008.

Capital Stock

As at June 30, 2009 and 2008, the following shares and securities convertible into shares were outstanding:

(millions)	June 30, 2009	June 30, 2008
	Shares	Shares
Shares outstanding	17.7	18.3
Stock options	1.2	1.3
Share units	0.5	0.2
Shares outstanding and issuable	19.4	19.8

The weighted average number of shares outstanding during the second quarter 2009 was 17.7 million, a decrease of 0.6 million shares from the prior year’s second quarter due principally to the purchases of common shares under its NCIB and to resource restricted share unit obligations. The diluted weighted average number of shares outstanding was 18.2 million, a decrease of 0.4 million shares from the prior year’s second quarter.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource restricted share unit obligations.  During the three and six month period ended June 30, 2009, 25,000 and 75,000 common shares were acquired by the trust at an average cost per share of $5.68 and $5.23 respectively (Three and six months ended June 30, 2008 – 25,000 and 100,000 at an average cost per share of $9.06 and $7.23 respectively). As at June 30, 2009, the trust held 366,087 shares (June 30, 2008 – 151,257 shares).

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at June 30, 2009, the Company had purchased 454,848 shares at cost of $2.3 million ($4.98 per share).

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2008. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

Effective January 1, 2009, the Company adopted section 3064 – Goodwill and Intangible Assets.  The standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The adoption of this Standard has had no impact on the Company.

The Company has developed a high level IFRS project plan, a detailed project charter including resources required and timelines, and has commenced assessing the differences between IFRS and Canadian GAAP.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the six months ended June 30, 2009 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions for year ended December 31, 2008 have occurred that would materially change the information disclosed in the Company’s Form 20F.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2009 and 2010;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its second quarter 2009 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com